

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 27, 2007

Alvin D. Kang
Chief Financial Officer
Nara Bancorp, Inc.
3731 Wilshire Boulevard
Suite 1000
Los Angeles, California  90010

   **Re:** **Nara Bancorp, Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2006**
     **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
     **File No.  0-50245**

Dear Mr. Kang:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

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10-K for the Period Ended December 31, 2006

Notes to Consolidated Financial Statements Years Ended December 31, 2006, 2005 and 2004

17. Derivative Financial Instruments and Hedging Activities, F-42

1.      We note that you have designated an interest rate cap as a cash flow hedge of your money market products under SFAS 133.  To help us better understand your accounting treatment; please provide us with the following additional information regarding this hedge:

- Tell us whether your hedged money market products have a fixed term to maturity or if they can be withdrawn at anytime;
- tell us if the maturity date of the money market products matches the maturity date of the swap;
- tell us if the amount of the money market products matches the notional amount of the swap; and
- explain how you determined that this hedging relationship was expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge.

2.      We note you designated interest rate swap agreements indexed to Prime as cash flow hedges of variable rate loans under SFAS 133.  To help us better understand your accounting treatment; Please provide us with the following additional information regarding these hedges:

- Please tell us the designated risk being hedged related to your Prime based interest rate swap SFAS 133 hedges.  Refer to paragraph 29(h) of SFAS 133 and DIG G26; and
- If you use the short-cut method for assessing effectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

Exhibits 31.1 and 31.2

Section 302 certifications

3.      In future filings, please exclude the word "annual" from paragraphs 2, 3 and 4 of your certifications and reference only the "report" on Form 10-K.  The certifications should be in the exact form as set forth in Item 601(b) (31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

10-Q for the Period Ended March 31, 2007

Item 4A- Controls and Procedures, page 38

4.      We note your disclosure that your chief executive officer and chief financial
        officer have concluded that the Company's disclosure controls and procedures
        "have been designed and are being operated in a manner that provides reasonable
        assurance…to allow timely decisions regarding required disclosures." It does not
        appear that your certifying officers have reached a conclusion that your disclosure
        controls and procedures are effective. Please tell us, and in future filings disclose
        your officer's conclusions regarding the effectiveness of your disclosure controls
        and procedures as required by Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

Section 302 certification

5.      In future filings, please exclude the word "quarterly" from paragraphs 2, 3 and 4
        of your certifications and reference only the "report" on Form 10-K. The
        certifications should be in the exact form as set forth in Item 601(b) (31) of
        Regulation S-K, except as otherwise indicated in Commission statements or staff
        interpretations.

                                    *       *       *       *

        Please send us your response to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter keying your
responses to our comments and provide any requested supplemental information. Please
file your response letter on EDGAR. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;
   •    staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

                                        Sincerely,


                                        Hugh West
                                        Accounting Branch Chief